SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  PowerShares Announcement
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For Immediate Release
Contact:       Ivy McLemore, Director of Communications, AIM Investments
Phone:         + 1 713-214-1904 (country-regionplaceU.S.)



        AMVESCAP Completes Acquisition of PowerShares Capital Management


CityplaceAtlanta -- September 18, 2006 -- AMVESCAP PLC today announced it has completed its previously announced acquisition of PowerShares Capital Management LLC, a leading provider of exchange-traded funds (ETFs).

"The addition of PowerShares ETFs expands AMVESCAP's ability to offer investment solutions to investors and their advisors," said PersonNameMarty Flanagan, president and chief executive officer of AMVESCAP. "The powerful combination of PowerShares' exciting ETFs, AIM Investments' broad range of actively managed mutual funds and our top-ranked money market funds offers advisors a uniquely comprehensive array of investment choices from which to build better portfolios for their clients."

PowerShares, whose family of 37 distinctive ETFs will now be distributed by AIM Investments, manages $5.9 billion in assets (as of June 30, 2006).

"The combination of PowerShares and AIM creates one of the broadest financial product suites available anywhere and the largest and most experienced ETF distribution force in the country-regionplaceU.S. I am looking forward to working together on the tremendous opportunities that lie ahead of us," said H. PersonNameBruce Bond, president and chief executive officer of PowerShares Capital Management.

Since their inception in 1993, ETFs in the country-regionplaceUnited States have grown to $336.92 billion (as of July 30, 2006), according to the Investment Company Institute.

"We're excited to provide PowerShares ETFs, alongside our wide range of mutual funds, for investors and their advisors," said Phil Taylor, AMVESCAP's senior managing director for North American retail. "AIM's brand strength, broad distribution capabilities and long-standing relationships with advisors will make PowerShares ETFs available to a larger group of investors. These complementary investment products greatly expand AIM's product line and our ability to provide a full range of investment solutions."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the CityLondon, StateNew York and CityplaceToronto stock exchanges under the symbol "AVZ." Additional information is available at www.amvescap.com.

AIM Investments is a registered service mark of A I M Management Group Inc. A I M Distributors, Inc. is the distributor for the retail mutual funds and exchange-traded funds represented by AIM Investments.

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This release may include statements that constitute "forward-looking statements"
under the placecountry-regionUnited States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.


A I M Distributors, Inc. is the distributor of the PowerShares Exchange-Traded Fund Trust.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  18 September, 2006                   By   /s/ Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary